SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

(NIRE) 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“SABESP” or “Company”), in compliance with the terms set forth in Resolution of the Comissão de Valores Mobiliários (“CVM”) No. 44, of August 23, 2021, hereby informs its shareholders and the Market that, on this date, it was approved, in the 953th meeting of the Board of Directors of the Company (“RCA”), the consummation of the 29th (twenty ninth) debenture issuance, with the following characteristics: simple, non-convertible, unsecured, in up to three series (“Debentures”), for public distribution, pursuant to CVM Instruction No. 400 of December 29, 2003, as amended (“CVM Instruction 400”) and “Código ANBIMA de Ofertas Públicas” in force since May 6, 2021 (“Issuance” and “Offer”, respectively), in the initial amount of R$ 1,250,000,000.00 (one billion two hundred and fifty million reais), on the respective Issuance Date, without the possibility of partial distribution and subject to possibility of the Company’s option to exercise, fully or in part, the increase of the Debentures that may be placed under the Offer by up to 20% (twenty percent) in relation to the originally offered amount, without the need of new CVM’s registration request or changes in the terms of the Offer, pursuant to the paragraph 2 of article 14 of CVM Instruction 400 (“Hot Issue”).

The bookbuilding process will be adopted, arranged by the Coordinators, pursuant to the paragraphs 1 and 2 of article 23 and article 44 of CVM Instruction 400, with receipt of reservations, for the examination of the demand by the Debentures on different interest rate levels (“Bookbuilding Process”) and to define, with the Company: (i) the existence of the second series of the Issuance; (ii) the amount of Debentures to be allocated in each series of the Issuance, subject to the minimal amount to be allocated for the third series of the Issuance; (iii) the final rate of the remuneration of the first series of the Issuance, the final rate of the second series of the Issuance, in case of there any, the final rate of the third series of the Issuance and the placing or not placing of the additional debentures, in the terms of the Hot Issue, as well as the series where should be allocated this additional debentures and, consequently, the aggregate amount of the Offer. The issuance deed will be subject to an amendment to reflect the result of the Bookbuilding Process under the terms and conditions that should be ratified by the meeting of the Board of Directors of the Company, without the need for a new approval of the debenture holders assembled in an General Meeting of Bondholders. The result of Bookbuilding Process will be disclosed by means of the Offer’s Announcement of Commencement, pursuant the article 23, paragraph 2, of CVM Instruction 400.

The funds proceeding from the raising by means of the first series of the Issuance will be intended to refinance the financial commitments which is becoming due and to recover the cash of the Company.

The second series of the Issuance and the third series of the Issuance will be subject to the article 2 of Law No. 12,431, of June 24, 2011, as amended (“Law No. 12,431”). Under article 2 of Law No. 12,431, Decree No. 8,874, as amended (“Decree No. 8,874”), Resolution No. 3,947, of January 27, 2011 (“Resolution No. 3,947”), of Conselho Monetário Nacional (“CMN”), the funds proceeding from the raising by means of the second series of the Issuance and the third series of the Issuance will be intended for investment, future payment or reimbursement of expenses or obligations disbursed in a period equal or inferior to 24 (twenty four) months before the end of the Offer, related to the execution of investments projects on water supply and sewage systems on municipalities of the State of São Paulo.

This material fact does not constitute an offer, invitation or request of offer to acquire the Debentures. Nor this material fact nor any information contained herein shall constitute basis for any contract or compromise.

The Offer will only begin after: (i) the granting of its registration by CVM; (ii) the announcement of the beginning of the Offer; and (iii) the availability of the definitive prospectus of the Offer to investors, pursuant to CVM Instruction 400. In addition, the realization of the Offer will be subject to, among other factors, market conditions.

Timely will be issued notice to the market, pursuant article 53 of CVM Instruction 400, containing information on: (i) the characteristics of the Offer; (ii) the places to obtain the preliminary prospectus of the Offer; (iii) the esteem dates and places of disclosure of the Offer; and (iv) the terms, the procedure and the date to the realization of the Bookbuilding Process. The Company will keep the market and its shareholders informed about the development of the Offer.

The terms used by this Material Fact that are not defined herein have the same meaning as those assigned to them in the minutes of RCA.

In accordance with the applicable regulations and according to the rules of conduct laid down therein, additional information about the Company and the Issuance will be obtainable on CVM’s website (http://www.cvm.gov.br) and the Company’s website (https://ri.sabesp.com.br).

São Paulo, October 28, 2021.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 28, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.